ASHLIN DEVELOPMENT CORPORATION
                            1479 North Clinton Avenue
                            Bay Shore, New York 11706

December 27, 2005

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20649

      RE:   Ashlin Development Corporation (the "Company);
            Commission's Comment Letter (the "Comment Letter"),
            Dated December 21, 2005, re Item 4.01 of the Company's Form 8-K filed December 21, 2005 (the "Original 8-K")

Dear Sirs:

      This is in response to the referenced Comment Letter from the Commission's Division of Corporation Finance (Michael Moran, Branch Chief) to the Company. We are filing herewith an Amended Current Report on Form 8-K/A (the "Revised 8-K") which addresses all of the Staff's comments in the Comment Letter.

      In response to the comments in the first numbered paragraph of the Comment Letter, we have revised subparagraph (a) of the Original 8-K to clarify that the Company dismissed Daszkal Bolton LLP on December 15, 2005 and appointed Goldstein Golub Kessler LLP as its new independent auditor on December 15, 2005.

      In response to the comments in the second numbered paragraph of the Comment Letter, we have revised the last sentence of subparagraph (b) of the Original 8-K to clarify that our disclosure with respect to any disagreements with our former auditor covers the two most recent fiscal years and the subsequent interim period through December 15. 2005.

      The Company hereby acknowledges to the Commission that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in its filings, including the Revised 8-K;

      o the Staff's comments, or changes to our disclosure in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to the Company's filings, including the Revised 8-K; and

      o the Company may not assert any such action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        ASHLIN DEVELOPMENT CORPORATION


                                        By: /s/ Michael A. Gales
                                            ------------------------------------
                                            Michael A. Gales, Executive Chairman


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